Mail Stop 3561

April 10, 2007

Mr. Li Zhang
Chief Executive Officer
HLS Systems International Ltd.
625 Broadway, Suite 1111
San Diego, California 92101

      Re: HLS Systems International Ltd.
              Amendment 3 to Registration Statement on Form S-4
              File No. 333-132826
              Filed on February 13, 2007

Dear Mr. Li:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your statement that "the Gifted Time Stockholders have already approved the stock purchase agreement." Advise us whether the preferred stockholders of Gifted Time Holdings have taken any action regarding the transaction?

2. We note that Advance Pacific has replaced the seven BVI Companies as the owner of all of the outstanding common stock of Gifted Time. As a result, the continuing use of the term "Gifted Time Stockholders," see, e.g., page 3, and references to "shareholders in Gifted Time Holdings," see, e.g., page 38, appears to no longer be appropriate.   Please revise accordingly throughout the prospectus.

3. We note also that the various events and transactions in late 2006 significantly modified the circumstances that were previously described. These transactions, which are only summarily described in the current amendment, generally require clarification. We have further comments below.

4. In addition, it does not appear that the prospectus has been revised throughout to take account of the December 2006 transactions. For example, on page 50, one of the risk factors states that, "Following the share purchase, a limited number of stockholders will collectively own over 77% of our common stock . . . " On page 57, the prospectus states that, simultaneously with the redomestication merger, HLS will purchase all of the issued and outstanding stock of Gifted Time. It appears, however, that Advance Pacific will own approximately 73% of the outstanding common stock of HLS and the preferred stockholders of Gifted Time, will own approximately 4%, assuming that all accept the exchange offer. Please ensure that the prospectus accurately reflects throughout the effects of the December 2006 transactions.

5. As a preliminary matter, we note that the stock purchase agreement contemplates that Advance Pacific will sell all of the outstanding common shares of Gifted Time to HLS. It appears, however, that the Gifted Time common stock has already been pledged as security for outstanding obligations of Advance Pacific. In this regard, we note that:

    a. The prospectus states on page 126 that Advance Pacific pledged all of the common shares as collateral for a guarantee that Advance Pacific provided to secure a $29,987,000 loan to Gifted Time by fifteen "outside investors."

    b. The prospectus indicates on page 125 that, if Advance Pacific defaults on promissory notes of $30 million and $200 million, respectively, issued to OSCAF in exchange for a 100% interest in Gifted Time, the shares of Gifted Time "will revert through OSCAF to the original shareholders (the seven BVI companies) . . . ." The mechanics of the "reversion" are not described.

    Please explain how it would be possible for Advance Pacific to sell the Gifted Time shares, in view of these transactions. Also clarify the "reversion" referenced in (b), above.

6. Also as a preliminary matter, it appears that some of the financing transactions carried out in late 2006 were intended to channel funds of approximately $30 million from Gifted Time to the individual owners of the respective BVI companies. A $30 million amount apparently moved from Gifted Time through Advance Pacific, OSCAF and the seven BVI companies to the individuals. Please confirm or advise. If the funds flowed through the companies to the individuals in this manner, please make clear that the various transactions through which this was done were all part of a single effort to move $30 million from the fifteen lenders to Gifted Time to the individual owners of the BVI companies.

7. Concerning the sale of Gifted Time to Advance Pacific, we note the statement on page 25 of the prospectus that, "[n]either [Advance Pacific] nor Mr. Cheng [its owner] had any previous affiliation with HollySys or Gifted Time Holdings." It appears, however, that Advance Pacific has in effect served as a conduit for the transfer of the $30 million discussed above. We note further that:

    c. The Beijing Branch of SAFE rejected the application for foreign exchange investment registration filed in March 2006 by the original Gifted Time stockholders for their seven respective BVI companies. The second amendment in this filing stated on page 49 that, "If the PRC residents that are parties to the stock purchase agreement do not establish and maintain the Foreign Exchange Investment Registration for Gifted Time Holdings, then Gifted Time Holdings may be prohibited from acquiring the domestic assets or shares from the PRC residents . . . ."

    d. Unlike Gifted Time, Advance Pacific is not an OSIC, as defined in Notice 75, because the sole shareholder of Advance Pacific, unlike the original Gifted Time stockholders, "has no legal identify inside China and does not reside in China." Accordingly, the seven BVI companies are "no longer obligated to go through the foreign exchange investment registration" and "the establishment and maintenance of the foreign exchange investment registration for Gifted Time Holdings will not be a condition for Gifted Time Holdings to acquire 74.11 of the ownership interests of Beijing HollySys from the PRC residents." See response letter dated February 13, 2007 at pages 3 and 5.

    e. Advance Pacific is merely a holding company, with no material assets other than the common stock of Gifted Time. Apart from describing Mr. Cheng as a resident of Canada, the prospectus provides no information concerning him. See page 25. Neither Advance Pacific nor Mr. Cheng appears to have paid any cash consideration in the purchase of Gifted Time.

    f. Although Advance Pacific will be the majority owner of HLS if the stock purchase agreement is carried out and thus able, presumably, to control HLS, it appears that Advance Pacific will not participate in the management, or have representation on the board, of either HLS or Gifted Time. Instead, the CEO and Chairperson of the Board of both companies will be Wang Changli and Qiao Li, respectively. Both are current managers of HollySys who have consigned their HollySys shares to Gifted Time through their respective BVI companies. The prospectus states that only "HollySys Operating Company" [sic] would be able to terminate these individuals' respective employment agreements, see page 165.

g. Ownership of Gifted Time will "revert" to the seven BVI companies if Advance Pacific defaults on its debt to OSCAF of $200 million.

Please discuss these circumstances. Clarify the role of Advance Pacific generally in the transactions to date and those proposed in the future.

8. We note that the variable portion of the cash payment that Advance Pacific is to receive in connection with the stock purchase transaction, in an amount from $3 to $7 million, will be deferred "until [Gifted Time] generates sufficient operating cash flow or HLS receives additional financing." See page 4; see also page 28 ("until HLS generates positive cash flow of at least twice the deferred amount or HLS receives at least $60 million of additional financing"). Despite the references to holding companies in these phrases, it appears that the deferred payment will ultimately derive from either the operations of the HollySys Companies or from funds borrowed by HLS. Please clarify.

9. It is not clear how Advance Pacific will obtain the means to pay the $200 million purchase price of Gifted Time that it owes to OSCAF. We note the statements on pages 40 and 51 concerning the intention to apply earnings of the HollySys Operating Companies in the future to the expansion and development of the business rather than to the payment of cash dividends. If the $200 million is not to be paid by means of dividends flowing upwards to Advance Pacific from the three HollySys Operating Companies, it appears that Advance Pacific would have to repay the debt with issuances of equity and/or debt at one of the levels of the ownership chain extending from Advance Pacific down to the operating companies. Please discuss.

10. It further appears that the interests of minority shareholders of HLS, including the former Chardan shareholders, could potentially be adversely affected by Advance Pacific's need to finance payment of the $200 million purchase price of Gifted Time. Please discuss. Add appropriate risk factors. We may have further comments.

Facing page

11. Please revise the facing page to indicate that Chardan North China Acquisition Corp is a co-registrant given you are seeking proxies from the Chardan shareholders.

Questions and Answers about the Meeting, page 13

12. Please explain why the response to the second question states that future operations will be "almost exclusively" outside the United States.

13. Please add a Q&A concerning the management of the holding company subsidiaries of HLS, i.e., Gifted Time and Beijing HollySys, after the stock purchase transaction.

14. We note your response to the question "How much of the surviving company will existing Chardan stockholders own?" You have revised the ownership percentage for the Gifted Time Stockholders from 77% to 73% of the issued and outstanding shares after the acquisitions. Please clarify your revision or advise us as appropriate.

15. We note the response to the question "How much dilution will I experience?" You indicate that at least 23,500,000 additional shares will be issued for the acquisition of Gifted Time Holdings. In the prior question you indicate that Gifted Time Stockholders will receive 22,200,000 shares of HLS. Please revise as appropriate.

16. We note your statement that "If the stock purchase is not completed, then your shares cannot be converted to cash until either you vote against a subsequently proposed combination and exercise your conversion rights …" We also note your statement that "If the stock purchase is not consummated, Chardan will continue to search for an operating company to acquire." Finally, we note the statement in Chardan North China Acquisition Corporation's Form S-1 that "we will dissolve and promptly distribute only to our public stockholders the amount in our trust fund … if we do not effect a business combination within 18 months after consummation of this offering (or within 24 months from the consummation of this offering if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months after consummation of this offering and the business combination has not yet been consummated within such 18 month period)" It does not appear that the company may find "a subsequently proposed combination" at this time. Please revise you disclosure throughout the document.

17. Please revise to clarify when the exchange offer will expire. Also indicate the

duration of any extension of the exchange offer to the holders of the Gifted Time Holdings preferred stock.

18. We note your statements regarding the exchange offer for the preferred stock of Gifted Time Holdings that "HLS may elect to provide a 'subsequent offering period' for the exchange offer … a subsequent offering period would be an additional period of time, beginning after HLS, has accepted for exchange al shares tendered during the exchange offer, during which shareholders who did not tender their shares in the exchange offer may tender their shares …." Provide us with a detailed factual and legal basis for your subsequent exchange offering period under Rule 415. We may have further comment.

Enforceability of Civil Liabilities Against Foreign Persons, page 22

19. The second sentence in the first paragraph refers to "Gifted Times Holdings' subsidiary HollySys and its Chinese operating companies." Elsewhere, the prospectus states that the Chinese operating companies are "known collectively as 'HollySys,'"see page 3; see also page 39 (reference to operating results of HollySys). The prospectus also refers to the three HollySys Operating Companies. See page 23 ("The three HollySys Operating Companies are Beijing HollySys Co., Ltd., Hangzhou HollySys Automation Co., Ltd. and Beijing HollySys Haotong Science & Technology . . . .") Please revise to use the term HollySys or HollySys Operating Companies consistently throughout the prospectus.

Summary, page 23

Gifted Time Holdings

20. The prospectus states on page 24 that "Also in December 2006, Gifted Time Holdings reorganized its capital structure and issued 1.3 million shares of preferred stock to 15 purchasers as part of the financing transaction, none of whom [sic] had any previous affiliation with Gifted Time Holdings or HollySys." Please explain what is meant by "the financing transaction" and identify the fifteen purchasers.

HollySys Reorganization and Ownership, page 24

21. We note the deletion from this section of information that was presented in tabular form in previous amendments. The deleted information concerns the stockholders of Gifted Time and the various BVI companies formed by them to

hold their stock in the HollySys Operating Companies. Because this information helps to explain the role of the consignor BVI companies in this matter, as well as the connections between the management/owners of the HollySys Operating Companies and the proposed management of HLS and Gifted Time, the staff believes that it should be included in the prospectus. Please revise accordingly.

22. Please include your response to comment 9 in the stockholders of Gifted Time table.

23. Please revise to indicate the consideration paid by Advance Pacific Holdings Limited for the shares of Gifted Time Holdings in December 2006. Also describe the purchase of Gifted Time by Advance Pacific in more detail.

24. Please revise to add a table addressing the ownership of Advance Pacific Holdings Limited.

The Business Combination, page 28

25. The prospectus states that, "The deferred portion of the cash purchase price is not payable until HLS generates positive cash flow of at least twice the deferred amount or HLS receives at least $60 million of additional financing." It appears that HLS will be solely a holding company and, as such, will not generate any cash. Please clarify. Also clarify the reference to HLS' receipt of "at least $60 million of additional financing." State whether any lenders have been approached concerning the contemplated financing.

Interests of Chardan Directors and Officers in the Stock Purchase, page 32

26. Please revise to indicate the amount of common stock held by Chardan's officers and directors along with the aggregate market value of the common stock. Also indicate the amount of warrants held by Chardan's officers and directors and indicate the aggregate market value of the warrants.

Regulatory Matters, page 34

27. Please state whether the December 2006 transactions described on pages 125-126, including the sale of Gifted Time to Advance Pacific and the issuance of preferred stock by Gifted Time to fifteen persons as part of a financing transaction, require any PRC regulatory approvals. Similarly, please state whether the exchange offer concerning the Gifted Time preferred stock require(s) any PRC regulatory approvals or reporting. If so, please state the measures that will be required and

state whether there is any possibility that these transactions could be undone.

28. The prospectus states that the change in status of Beijing HollySys to a foreign investment company will have to comply with the PRC regulations that took effect on September 8, 2006. Beijing HollySys will have to obtain approval from the Ministry of Commerce, register with the Beijing Administrative Bureau of Industry and Commerce and then go through "the registration formalities in the tax, customs, land administration and foreign exchange administration departments." The prospectus states that the change in status "will comply" with the M&A regulations. See also page 76 (same).

Elsewhere, however, the prospectus suggests that the measures required under the regulations may be quite complex and time-sensitive. See page 49. Further, ". . . the Chinese authorities have expressed concern with offshore transactions which converted domestic companies into foreign investment enterprises . . . ." and, as a result, certain criteria must be satisfied. See *id.* In addition, ". . . there is some uncertainty in the scope of the regulations and manner in which they will apply, and the effect that they will have, on any particular transaction:" See page 50. "Moreover, the ambiguities allow the regulators wide latitude in the enforcement of the regulations and in determining the transactions to which they may or may not apply." See *id.* We also note the provision of Section 13.12, Regulatory Requirements, of the Amended and Restated Stock Purchase Agreement (in event that regulatory requirements of any applicable governmental authority, including new laws or regulations or interpretations of existing laws or regulations, prohibit or materially restrict the parties' ability to consummate acquisition of Gifted Time as contemplated, parties will revise the transaction "as necessary to comply with such regulatory requirements while preserving to the greatest extent possible the intended economic consequences of the transactions"); and the information provided in Note 15 to the Gifted Time Consolidated Financial Statements at FII-30 ("management of the Company cannot provide any degree of assurance that the aforementioned change of ownership of Beijing HollySys will be approved by the appropriate competency authority in China in the near future").

Please provide additional information concerning the regulatory process. State whether there is any possibility that the PRC regulators will not approve the change in status of Beijing HollySys and describe the effects that disapproval would have. State whether there is any risk that the acquisition could be unwound. See, e.g., page 49 (completed transactions must be reported to MOFCOM and some of the other agencies within short period after closing or be subject to an unwinding of the transaction). Also state whether the PRC regulators could examine/reexamine any of the transactions that have preceded the stock purchase transaction. Add appropriate risk factor(s).

29. In addition, please explain the statement that, in connection with the change of

ownership registration of Beijing HollySys, "the allocation of consideration to the Chinese owners who own 74.11% interest in Beijing HollySys may be included in the documents to be submitted to the approval agencies and to be registered with foreign exchange control agencies in terms of relevant foreign exchange regulation." See the section Recent Significant Transactions on page 127 and Gifted Time Notes To Consolidated Financial Statements at FII-35.

Risk Factors, page 41

30. The fifth risk factor states that Beijing HollySys and Haotong are entitled to a preferential enterprise income tax rate of 15% as high-tech companies, whereas Hangzhou, as a foreign investment enterprise, benefits from certain income tax exemptions. Elsewhere, the prospectus states that after consummation of the stock purchase transactions, Beijing HollySys will become a Foreign Invested Enterprise. See page 82. Please state whether the income tax status of Beijing HollySys and/or Haotong will change following the proposed transactions. Please state also on page 42 whether the change in status of Beijing HollySys would affect the receipt of local government subsidies by the HollySys Operating Companies.

31. Please revise the risk factor 33 "Following the share purchase …" to clarify who will own more that 77% of the company's common stock. You indicate that the former holders of Gifted Time Holdings will own more than 77% of the outstanding common stock.

The Chardan Special Meeting

Voting Your Shares, page 54

32. Please revise to highlight the entire sentence indicating that if you sign and return the proxy card without instructions the shares will be voted for the proposals.

Conversion rights, page 55

33. We note the requirement for investors to send their certificates to Chardan along with their written demand for conversion contemporaneous with the meeting and vote. Please provide clear disclosure throughout the proxy statement regarding this additional step and explain the process for complying with this step. In addition, explain the reason for requiring this before the meeting, when there is no guarantee that conversion will occur, and explain the basis for making this a requirement of conversion. Clarify the amount of time that will be provided

between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Please provide a detailed discussion of the risks to investors as a result of this change in the conversion terms. We will have further comment.

34. Clarify whether there is any cost associated with tendering the physical shares or other requirements to elect conversion. For example, is there a cost associated with converting shares held in street name into physical shares? We may have further comment.

35. We note that these additional steps to conversion were not set forth in the Form S-1. Please explain how these additional steps to conversion are consistent with the disclosure set forth in the Form S-1.

Consideration of the Stock Purchase Transaction, page 57

Background of the Stock Purchase

36. We note the statement that "the execution off the stock purchase agreement has extended the required liquidation date to August 10, 2007 … If it appears to the directors of Chardan that it will be unable to do so, …, Chardan expects to seek an extension of that time by amending its certificate of incorporation pursuant to a stockholder vote." We note your statements in the Form S-1 that "If we do not complete a business combination within 18 months after the consummation of this offering, or within 24 months after the consummation of this offering if the extension criteria described below have been satisfied, we will be dissolved and distribute to all of our public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest, plus any remaining net assets." We do not understand how Chardan's seeking an extension of time by amending the certificate of incorporation adheres to your disclosure in the Form S-1. Revise as appropriate.

37. Your disclosure indicates that "at some point in the few days following the filing of the IPO registration statement, Chum and Chardan had a brief discussion regarding the filing. In that discussion, Chum made known to Chardan that Chum was aware that the filing had occurred and advised Chardan that Chum wished to present candidates for a business combination with Chardan for evaluation, Chardan stated it would be pleased to consider any candidates that Chum might bring forward, but Chardan reminded Chum that it should provide no information to Chardan's management about any potential targets before the IPO registration became effective." We specifically note that Chardan's Form S-1 prospectus stated "[w]e do not have any specific business combination under consideration

and we have not (nor has anyone on our behalf), directly or indirectly, contacted any prospective target business or had any discussions, formal or otherwise, with respect to such a transaction with us...." and "Our officers, directors, promoters and other affiliates have not engaged in discussions on our behalf with representatives of other companies regarding the possibility of a potential merger, capital stock exchange, asset acquisition or other similar business combination with us, nor have we, nor any of our agents of affiliates, been approached by any candidates (or representatives of any candidates) with respect to a possible acquisition transaction with us … We have also not, nor has anyone on our behalf, taken any measure, directly or indirectly, to identify or locate any suitable acquisition candidate, nor have we engaged or retained any agent or other representative to identify or locate such an acquisition candidate. We have also not conducted any research with respect to identifying the number and characteristics of the potential acquisition candidates." Please advise us how the discussion with Chum regarding acquisition candidates is consistent with the disclosure set forth in the Form S-1. We may have further comment.

38. Please indicate when Chum introduced State Harvest Holdings, Ltd. to Chardan China Acquisition Corp.

39. Please indicate the date that Chardan first learned that Chum was proposing a business combination with HollySys.

40. We note your discussion regarding the compensation to Chum by HollySys pursuant to the consulting agreement. Please revise to quantify the amount of cash consideration to be received and the amount of shares to be received if no Chardan shareholder converts their shares. Also provide a range if 19.99% of Chardans shareholders convert.

41. We note your responses to comments 25 and 26. Please revise to indicate when Chum explored with HollySys whether they might have an interest in a business combination with Chardan.

42. We note that Chum is not listed among the current owners of Beijing HollySys, see page 25. However, the prospectus states on page 58 that Chum invested about $5 million in Beijing HollySys in exchange for 20% of the company in January 2005. The prospectus further states on page 61 that Chum beneficially holds an interest in HollySys through Shanghai Jinqiatong Industrial Development Co. Ltd., one of the consignors, through Allied Earn Investments Limited. Please revise the prospectus, as appropriate, to describe Chum's interests in the HollySys Operating Companies.

43. As a related matter, we note that Song Xuesong is identified on pages 59 and 61 of the prospectus as "a representative of Chum," on page 61 as "a principal of

Chum," and on page 62 as "executive director" of Chum. We further note that this individual was described on page 19 of the second amendment in this filing as the legal representative of Shanghai Jinqiaotong in connection with Allied Earn and the consignment of interests in Beijing HollySys to Gifted Time. Please confirm the relationships between any of Song Xuesong, Chum, Allied and Shanghai; describe any other relationships between Chum and the HollySys Operating Companies (apart from the consulting agreement discussed on page 59 of the prospectus); and include this information in the earlier description of ownership of Beijing HollySys.

44. On page 59, the prospectus states that Chum entered into a consulting agreement with HollySys to assist the company in going public; and that Chum will be entitled to compensation under the agreement if "the business combination between HollySys and a blank check company is concluded." A translation of the agreement is included as Exhibit 10.14. The compensation to which Chum is entitled is described on page 58. We do not understand the compensation, as described, insofar as it involves shares "received by HollySys from the blank check company," or its relevance to the stock purchase transaction. It does not appear from other parts of the prospectus that either Chum or HollySys would have a role in the transactions contemplated by the stock purchase agreement. Please explain. We may have further questions.

45. Please revise to address the material changes in the amendments to the stock purchase agreement on March 25, 2006, June 5, 2006, December 20, 2006 and February 9, 2007. Also address the board of directors meetings regarding the amendments to the stock purchase agreements.

46. Please indicate when the Board of Directors of Chardan met regarding the merger negotiations and merger transaction. Address the Chardan's Board of Directors meetings in detail.

Board Consideration and Approval of Transaction, page 63

47. We note your response to our comment 31. We also note your response to our prior comment 63 in your letter dated September 1, 2006 that "the HollySys financial projections are not considered material information, principally because such projections are nothing more than estimates." Please advise us whether the board of directors relied upon the projections and whether the projections were considered to be material to the decision of the board of directors in connection with its determination to approve the stock purchase agreement.

48. We note that the Due Diligence Report: Beijing HollySys Co., Ltd. contains projections concerning Income statement forecasting, cash flow statement

forecasting, and an appendix containing profitability analysis, growth rate analysis along with sales order analysis. Please advise us whether Greatace Consultants Limited prepared the noted projections.

Interest of Chardan Directors and Officers in the Stock Purchase, page 64

49. Please revise the first bullet point which addresses alternative transactions since it appears that Chardan cannot consummate an alternative transaction since the 18 month time frame as lapsed.

Chardan's Reasons for the Stock Purchase and Recommendation of the Chardon Board, page 65

50. We note your response to comment 32. Please indicate in the beginning of this section the specific valuation for HollySys that the Chardan board of directors determined at the time it entered into the stock purchase agreement. Also revise to specifically address whether the board of directors adopted Mr. Kerry Propper's determination that the consideration to be paid was fair from a financial point of view when Chardan entered into the stock purchase agreement. We may have further comment.

51. Please revise to address in detail the Board of Directors determinations concerning the amendments to the stock purchase agreement. Also discuss the amendment to the stock purchase agreements that were agree to by Chardan's Board of Directors.

Stock Consignment Agreements, page 72

52. Please revise to clarify in the beginning of this section that the legal title stays with the registered owner with the consignment agreements.

Protections Against the Loss of Consigned Assets, page 74

53. We note your response to comment 39. Please revise your disclosure to indicate that the consignor is obligated to cause the transfer of the Beijing HollySys stock to Gifted Times Holdings so long as it is a permitted transfer and the transferee is acceptable under PRC law.

The Stock Purchase Agreement

Amendment, page 86

54. Please revise to describe the amendments made to the stock purchase agreement since it was executed in February 2006.

Recent Significant Transactions, page 125

55. Revise to clarify your reference to the "Company" throughout this section. Please use the actual company name or a shortened version of it to refer to the company.

56. Please explain what is meant by the statement that, "Chardan and the Company reached consensus to amend the stock purchase agreement . . . to provide incentive for an additional year of operations following the closing."

57. Please provide further information concerning the owner of Advance Pacific, Ka Wa Cheng, and his business experience. Explain how Advance Pacific became the buyer of Gifted Time.

58. The prospectus on page 125 states that OSCAF sold all of its interests in Gifted Time to Advance Pacific in exchange for two unsecured promissory notes, one for $30 million and the other for $200 million. Please describe the terms of the notes.

59. The prospectus states that, "The valuation of $200 million was derived from the estimated value of 22.2 million shares of Chardan (which will be converted into shares of HLS upon closing of the redomestication transaction)." Please identify the source of the valuation and discuss the underlying analysis.

60. On page 126, the prospectus states that only the $200 million note remains outstanding. If this is the case, please add this information to the discussion on page 125.

61. In addition, please explain, if appropriate, that the promissory note of $30 million served only to mark the transfer of borrowed funds, through Advance Pacific, from Gifted Time to the individual shareholders of the BVI companies. Otherwise, please explain why two promissory notes were issued and what value the $30 million debt was meant to reflect. As a related matter, please explain the statement on page 125 that, "If a default occurs with respect to the $200 million note after then $30 million note has been paid, OSCAF will be entitled to retain the $30 million payment as additional interest."

62. Please also clarify, if appropriate, that at present, only the $30 million promissory

note issued by Advance Pacific to Gifted Time remains outstanding, the other $30 million note to OSCAF having been repaid.

63. On page 125, the prospectus goes on to state, with respect to the valuation of $200 million, that:

> The closing price of Chardan's stock on December 20, 2006 was $7.34, which was below the price of $9.01 per share needed to pay the debt in full. Other than its ownership of shares of the Company, [Advance Pacific] does not have any other material assets and Mr. Cheng did not provide any personal guarantee of payment of these two notes issued to OSCAF. In the event that [Advance Pacific] defaults on either of the notes, the shares of the company that were purchased by [Advance Pacific] will revert through OSCAF to the original shareholders (the seven BVI companies), and the notes would be cancelled.

See also Gifted Time Notes to Consolidated Financial Statements, page FII-32 (Advance Pacific expected to repay the promissory notes of $30 million and $200 million from the combination of a bridge loan of $30 million raised by the Company and the 22.million shares of HLS it would receive upon closing of the stock purchase transaction with Chardan). Please explain the meaning of these statements and transactions. As part of the discussion, please address the following:

- the relationship between the price of Chardan shares and the $200 million obligation of Advance Pacific;

- why OSCAF sold Gifted Time to a holding company that paid no cash, had no material assets at the time of the sale and now has, as assets, only the shares of Gifted Time, which appear to be pledged as security for certain other obligations; and

- how the shares of Gifted Time will "revert" if Advance Pacific defaults on its obligations and whether, in this event, Advance Pacific will continue to hold 77% of the outstanding common stock of HLS.

64. Please explain the purpose of the reorganization of the stock structure of Gifted Time.

65. The prospectus states that Gifted Time issued 1.3 million shares of its preferred stock to the fifteen outside investors that loaned $30 million to Gifted Time. Given the pledge of all of the Gifted Time common shares to support the guarantee of the loan, the loan appears to be significantly overcollateralized. Please discuss.

66. Please tell us the identities of the potential investors that were identified by Chardan Capital, as stated on page 126. Revise to identify the fifteen "outside investors" and state their respective relationships, if any, with (i) Chardan or any of its affiliates, directors and/or officers; and/or with (ii) Advance Pacific, (iii) the seven BVI companies; (iii) their respective owners; and/or (iv) any of the PRC operating companies. Please file as exhibits the promissory notes issued in connection with the loan, and the related loan agreement(s), if any, with Gifted Time; as well as copies of the guarantee(s) provided by Advance Pacific and any related agreement(s).

67. The information provided in the second paragraph on page 126 is confusing. Please explain, if appropriate, that Advance Pacific currently has two debts outstanding: a $200 million debt owed to OSCAF and a $30 million debt owed to Gifted Time. Further explain that the repayment of the $30 million debt will take place according to one of the three scenarios identified in the first part of the second paragraph.

68. In addition, please clarify the three scenarios. Specifically, explain what is meant by the statement at the end of (1) that, "If the stock purchase transaction occurs, all amounts are paid to [Gifted Time], and the obligation of repayment of the appropriate amount of principal and accrued interest will be discharged." With respect to (2), please explain the statement that, ". . . the interest due on the note will be forgiven in the sane [sic] manner as if the stock purchase transaction with Chardan had closed;" and relate this statement back to (1). Finally, please explain why the entire principal sum remaining unpaid as of September 30, 2008, together with all accrued and unpaid interest, would become due and payable on that date if the stock purchase agreement with Chardan expires and the transaction has not closed before that date.

69. As a related matter, please clarify the relationship between scenario (3) and the Tranche B Maturity Date, discussed in the first paragraph.

70. Assuming that the stock purchase agreement is carried out, it appears that the only means that Advance Pacific would have of repaying the $200 million debt to OSCAF would be from dividends, flowing generally from the PRC operating companies through Gifted Time and HLS to the shareholders of HLS, including Advance Pacific. Please confirm if appropriate. Given that Advance Pacific will control HLS, the parent of Gifted Time, please discuss the potential effects of the outstanding debt of Advance Pacific upon the minority interests in HLS (the Chardan shareholders that receive shares of HLS).

71. Please add risk factors concerning the outstanding debt of Gifted Time and Advance Pacific, assuming that the stock purchase agreement is carried out.

* * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the comments may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas J. Rein, Esq.
        Fax: (858) 677-1401